Exhibit 13.1(c)

COMMONWEALTH

Hey Commonwealth Nation,

We want to provide a few important updates and guidance for the next few weeks. Commonwealth is currently in the final hours of SEC qualification for both Country Grammer & Biko and we expect to go live soon.

As our timeline becomes more clear we will provide additional communication. If you're on the waitlist for either horse you'll receive priority communication.

So...

When will the offerings go live?

Short-story: Within a couple of weeks.

Long-story: Commonwealth is part of a rapidly evolving regulatory landscape and sometimes the SEC takes additional time to review new filings or updates to our business. The good news is that these additional reviews have future-proofed our compliance in a way that should lead to more predictable offering timelines. Going forward we expect the time between announcing an offering and actually selling shares to be much shorter (~1-2 weeks).

Will we be able to buy shares before Country Grammer's next race?

Our hope is to have him offered and sold next week. Well before his next race which will either be the G3 Monmouth Cup at Belmont Park or the G1 Whitney at Saratoga.

Will we be able to buy shares before Biko's next race?

Our hope is to have him offered and sold next week. Well before his next race which will come in the middle of July.

What about Steinbeck and the other two-year-olds?

Steinbeck and 5 other awesome two-year-olds will come hot on the heels of Country Grammer & Biko and we expect them to go live in July.

The moment we hear from the SEC we will send out another communication and provide directions for next steps. Thank you for your support and excitement, we can't wait to welcome you to the team! Happy Fourth!

Team Commonwealth